EXHIBIT 12.1

eLoyalty

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	For the Nine Month						For the Seven
	Periods Ended		For the Years Ended				Month Periods
	September		December				Ended December			For the Years Ended May

	2001	2000	2000		1999	1998	1998		1997	1998	1997	1996

	(amounts in thousands)

Earnings before income taxes	$(63,621)	$1,821	$(848)		$8,097	$2,739	$(145)		$897	$4,235	$4,823	$4,907

Fixed charges:

Interest related to rentals	2,172	1,011	2,197		474	256	155		142	244	44	—

Interest expense on indebtedness	228	—	—		—	—	—		—	—	—	—

Total fixed charges	$2,400	$1,011	$2,197		$474	$256	$155		$142	$244	$44	$—

(Loss) income before income taxes plus fixed charges	$(61,221)	$2,832	$1,349		$8,571	$2,995	$10		$1,039	$4,479	$4,867	$4,907

Ratio of earnings to fixed charges(1)	— (2)	2.80x	—	(2)	18.09x	11.68x	—	(2)	7.32x	18.36x	110.61x	N/A	(1)

Note:	There were no preferred shares outstanding nor preferred share dividends in periods prior to September 29, 2001.

(1)	The ratio of earnings to fixed charges represents the ratio of earnings before income taxes plus fixed charges to fixed charges. Fixed charges include net cash interest expense plus a reasonable approximation of the interest portion (33%) of rent expense. Fixed charges were $0 for the year ended May 31, 1996.

(2)	Earnings were inadequate to cover fixed charges during the nine month period ended September 29, 2001, the year ended December 30, 2000, and the seven month period ended December 31, 1998, with coverage deficiencies of $63.7 million, $0.9 million and $0.2 million, respectively.